

Shara Hughes (b. 1981)

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After reviewing over 50 others, Masterworks opportunistically acquired the Painting at an attractive price, offering it to investors at an approximate 11% discount to our internal, pre-sourcing valuation.

INVESTMENT THESIS

Initial Offering Price
$500,000

Offering Circular
sec.gov

Similar Sales | Record Price | Repeat Sales



$3.0m
$2.0m
$1.0m
$0.0m
18
19
20
21
22
23

Price Appreciation of Similar Works
46.1%

Sharpe Ratio (2013-2022) watch video

Shara Hughes	▲1.12
All Art	0.58
S&P 500	1.27

SOLD OUT



Shara Hughes

(b. 1981)

Why we like this painting

- Shara Hughes is one of the most exciting contemporary painters working now, widely regarded for her bright landscapes and interior scene.
- Auction turnover for Hughes' work reached approximately $30.2 million in 2022 which represents a 181% increase year-over-year. According to an October 2022 report by ArtTactic, from January 2022 to October 2022, Hughes accounted for 37% of all sales by young female artists, a buoyant subsection of the contemporary and ultra contemporary sector.
- Hughes' market is global in scope, and has seen considerable demand from Asian collectors, with 16% of her auction turnover in 2022 driven by the Hong Kong market.
- Our acquisitions team has reviewed 50 examples of work by Hughes from around the world, some of which are priced in excess of $1 million. Of these 50 works, this is the fifth one we have selected to be offered on the Masterworks platform.
- The Painting was included in a 2017 exhibition titled "Shara Hughes: Lamenting, Sighing, Weeping," which was held at the Metropolitan Opera House in New York City and organized in conjunction with the Met's production of Antonín Dvorák's acclaimed 1901 opera "Rusalka."
- Examples of Hughes' work similar to the Painting in style and period are included in the collections of several important public institutions, including the Metropolitan Museum of Art and the Whitney Museum of American Art, among others.
- As of April 7, 2023, "invented" landscapes similar to the Painting dominate the market for Hughes' work, accounting for nine of the artist's top ten auction records. Works comparable to the Painting have sold at auction in excess of $1,200,000 and include: *New Moon Voodoo* (2017), which sold for $1,500,000 in November, 2022, *The Not Dark Dark Spots* (2017), which sold for $1,603,000 in May 2022, and *It's Not My Jungle I'm Just Living In It* (2017), which sold for $1,264,188 in December 2021.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Shara Hughes (b. 1981, Atlanta, GA) is a contemporary artist regarded for her bright landscapes and interior scenes, rendered in a range of painterly mediums. Hughes' expressive brushwork, vibrant colors, and shifting perspectives make paintings that defy many of the existing conventions historically associated with the landscape genre.

Painting







Artist Metrics

2021 Total Auction Sales	2021 Auction Lots Sold	All Time Record Price
$2,580,885	10	$614,680

Average Prices


258.1K
193.6K
129K
64.5K
10 11 12 13 14 15 16 17 18 19 20 21

Turnover by Year


2.6M
1.9M
1.3M
645.2K
10 11 12 13 14 15 16 17 18 19 20 21

Lots Auctioned


Sold
Unsold
16
12
8
4
10 11 12 13 14 15 16 17 18 19 20 21

Initial Offering Price $500,000

Offering Circular sec.gov/edgar

INVEST NOW

SHARA

HUGHES

b. 1981, UNITED STATES

Oil, acrylic, flashes and dye on canvas | 60 × 52 in. (152 × 132 cm.)

Shara Hughes is a contemporary artist regarded for her bright landscapes and interior scenes, rendered in a range of painterly mediums.



$500,000

INITIAL OFFERING

46.1%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

109.3%

ANNUAL GROWTH OF RECORD PRICE[2]

68.3%

MEDIAN REPEAT SALE PAIR APPRECIATION[3]

The Painting is a characteristic example of Shara Hughes' "invented" landscapes, which employ expressive brushwork and vivid color. Executed in 2016, the Painting depicts a colorful rendering of a lush landscape populated by bulbous trees and a jagged terrain. The imaginary landscape is surrounded by gestural, dripped forms that act as a window (or frame) for the composition. Hughes' unconventional perspective and arbitrary use of color recall the fantastical landscapes of artists like David Hockney, and may also reference Henri Matisse's Fauvist works. In addition to the Painting's striking composition, Hughes employs gestural mark-making with spontaneous brushwork and visible spray paint drips. She often mixes pigments directly on the canvas and emphasizes that her process is largely intuitive. She states: "I don't mix up palettes or lay anything out, so when I'm painting, I'm reacting to what I've just done...that's why my work seems alive and playful." The Painting was included in a 2017 exhibition titled "Shara Hughes: Lamenting, Sighing, Weeping," which was held at the Metropolitan Opera House in New York City and organized in conjunction with the Met's production of Antonín Dvorák's 1901 opera "Rusalka." Examples of Hughes' work similar to the Painting are included in the collections of several important public institutions, including the Metropolitan Museum of Art and the Whitney Museum of American Art, among others. As of April 7, 2023, "invented" landscapes similar in period and composition to the Painting account for nine of Hughes' top ten auction records, suggesting particular demand for these examples. As of March 21, 2023, works directly comparable in scale to the Painting have sold at auction in excess of $640,000 and include examples such as: *Weeping Blur* (2018), which sold for $1,134,000 at Christie's, New York, on May 13, 2022, *I Am An Island* (2016), which sold for $693,000 at Sotheby's, New York, on May 19, 2022, and *Pink Morning* (2016), which sold for HKD 5,015,000 ($644,262) at Sotheby's, Hong Kong, on October 9, 2021. The Painting's subject, execution, and scale make it a commercial and desirable work by Shara Hughes.

AS OF APRIL 7, 2023, HER TOP AUCTION PRICES ARE LED BY *SPINS FROM SWISS* (2017), WHICH SOLD FOR $2,940,000 AT CHRISTIE'S, NEW YORK, ON MAY 10, 2022, *NAKED LADY* (2019), WHICH SOLD FOR £2,031,500 ($2,712,916) AT SOTHEBY'S, LONDON ON MARCH 2, 2022, AND *IGNORING THE PRESENT* (2018), WHICH SOLD FOR $1,744,000 AT SOTHEBY'S, NEW YORK, ON MARCH 11, 2022.

As of April 7, 2023, auction prices for Shara Hughes' works have experienced robust growth, with her top ten price records set since October 2021. In 2022 alone, seven paintings have set auction records, signaling high demand for her work. In 2022, auction sales for Hughes' work reached $32.9 million, which represents an all-time high for the artist and an approximate 207% increase year over year. According to an ArtTactic report from October 2022, the artist accounted for 37% of all sales by young female artists, a buoyant subsection of the contemporary and ultra contemporary sector, at the time the article was published As of April 7, 2023, her top auction prices are led by *Spins from Swiss* (2017), which sold for $2,940,000 at Christie's, New York, on May 10, 2022, *Naked Lady* (2019), which sold for £2,031,500 ($2,712,916) at Sotheby's, London on March 2, 2022, and *Ignoring the Present* (2018), which sold for $1,744,000 at Sotheby's, New York, on March 11, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[4,5]


$3.0M
$2.3M
$1.5M
$0.8M
2017
2018
2019
2020
2021
2022
2023

Shara Hughes (b. 1981, Atlanta, GA) is a contemporary artist regarded for her bright landscapes and interior scenes, rendered in a range of painterly mediums. She earned a BFA from the Rhode Island School of Design in 2004, and in 2011, she studied at the Skowhegan School of Painting and Sculpture in Madison, ME. Since then, Hughes has attracted international attention with her bold, colorful paintings, which often depict fantastical locales and landscapes. After an early 2012 solo exhibition at American Contemporary Gallery in New York, Hughes was the subject of two successive solo institutional shows at Atlanta Contemporary and the Museum of Contemporary Art of Georgia in 2013 and 2014. In 2017, the artist participated in the Whitney Biennial, where she was honored with a dedicated room for her landscape paintings. Other recent exhibitions include 2022 solo shows at FLAG Art Foundation in New York and the Kunstmuseum in Luzern, Switzerland. Her work was the subject of a 2021 exhibition at the Yuz Museum in Shanghai, which marked the artist's first solo show in Mainland China, as well as exhibitions at the Contemporary Art Museum St. Louis, the Garden Museum in London, and the Aspen Museum of Art. Hughes' work is included in several important collections, including the Metropolitan Museum of Art in New York, the Rachofsky Collection in Dallas, the Smithsonian American Art Museum in Washington D.C., and the Whitney Museum of Art, New York, among others.







IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. A “record price” reflects the highest hammer price (excluding auction house buyer’s premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist’s market momentum and growth rate. Paintings by Shara Hughes have a record price compound annual growth rate (“CAGR”) of 109.3% from April 11, 2013 to December 31, 2022. This calculation is based on (i) a record price of $1,838 on April 11, 2013, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $2,425,000, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as “repeat sales”). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist’s market over time. The median repeat sale pair appreciation for Shara Hughes is 68.3%, which is based on 15 repeat sales during the time period beginning on the first purchase price date for the artist’s earliest repeat sales pair, which in the case of Shara Hughes was December 11, 2013 and ending on the last date a repeat sale occurred for such artist, which in the case of Shara Hughes was December 1, 2022. “Repeat sales” exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist’s main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

5. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Shara Hughes with the following criteria: colorful landscape paintings on canvas, executed 2016 to present, that measure 40 inches by 40 inches to 90 inches by 90 inches. The set of similar sales includes one painting acquired by Masterworks 238, LLC, at Sotheby’s, London The Now Evening Sale, held on March 1, 2023 and purchased for £533,400 ($641,298). The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 46.1% CAGR implied from selected sales occurring from November 26, 2017 to April 5, 2023.